                                                      Registration No. 333-53909

     As filed with the Securities and Exchange Commission on June 12, 1998


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM S-6

                         PRE-EFFECTIVE AMENDMENT NO. 1
                        TO REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUST REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                            Pauletta P. Cohn, Esq.
                           Associate General Counsel
                American General Independent Producer Division
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
               (Name and Complete Address of Agent for Service)

                 Please send copies of all communications to:

                             Diane E. Ambler, Esq.
                             Mayer, Brown & Platt
                         2000 Pennsylvania Ave., N.W.
                            Washington, D.C. 20006


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Securities Being Offered: Flexible Premium Variable Life Insurance Policies.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                 RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET



ITEM NO. OF FORM N-8B-2*                             PROSPECTUS CAPTION
-----------------------                              ------------------
1                                        Additional Information : Separate Account VL-R
2                                        Additional Information: AGL.
3                                        Inapplicable.
4                                        Additional Information: Distribution of Policies.
5, 6                                     Additional Information: Separate Account VL-R.
7                                        Inapplicable.**
8                                        Inapplicable.**
9                                        Additional Information: Legal Matters.
10(a)                                    Additional Information: Your Beneficiary, Assigning
                                           Your Policy.
10(b)                                    Basic Questions You May Have: How will the value
                                           of my investment in a Policy change over time?
10(c)(d)                                 Basic Questions You May Have: How can I change
                                           my Policy's insurance coverage?  How can I access
                                           my investment in a Policy?  Can I choose the form
                                           in which AGL pays out any proceeds from my
                                           Policy?  Additional Information: Payment of Policy
                                           Proceeds.
10(e)                                    Basic Questions You May Have: Must I invest any
                                           minimum amount in a policy?
10(f)                                    Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)   Basic Questions You May Have: To what extent will
                                           AGL vary the terms and conditions of the Policies
                                           in particular cases? Additional Information: Voting
                                           Privileges; Additional Rights That We Have.
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)   Inapplicable.**
10(i)                                    Additional Information: Separate Account VL-R;Tax
                                           Effects.
11                                       Basic Questions You May Have: How will the value
                                           of my investment in a Policy change over time?
                                         Additional Information: Separate Account VL-R.
12(a)                                    Additional Information: Separate Account VL-R;
                                           Front Cover.
12(b)                                    Inapplicable.
12(c), 12(d)                             Inapplicable.**
12(e)                                    Inapplicable, because the Separate Account did not
                                           commence operations until 1998.
13(a)                                    Basic Questions You May Have: What charges will
                                           AGL deduct from my investment in a Policy? What
                                           charges and expenses will the Mutual Funds deduct
                                           from the amounts I invest through my Policy?
                                           Additional Information: More About Policy
                                           Charges.
13(b)                                    Illustrations of Hypothetical Policy Benefits.
13(c)                                    Inapplicable.**

13(d)                                      Basic Questions You May Have: To what extent will
                                             AGL vary the terms and conditions of the Policy in
                                             particular cases?
13(e), 13(f), 13(g)                        None.
14                                         Basic Questions You May Have: How can I invest
                                             money in a Policy?
15                                         Basic Questions You May Have: How can I invest
                                             money in a Policy?  How do I communicate with
                                             AGL?
16                                         Basic Questions You May Have: How will the value
                                             of my investment in a Policy change over time?

ITEM NO.                                   ADDITIONAL INFORMATION
--------                                   ----------------------
17(a), 17(b)                               Captions referenced under Items 10(c), 10(d), and 10(e).
17(c)                                      Inapplicable.
18(a)                                      Captions referred to under Item 16.
18(b), 18(d)                               Inapplicable.
18(c)                                      Additional Information: Separate Account VL-R.
19                                         Additional Information: Separate Account VL-R;
                                             Our Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d),  20(e), 20(f)  Inapplicable.
21(a), 21(b)                               Basic Questions You May Have: How can I access
                                             my investment in a Policy?  Additional Information:
                                             Payment of Policy Proceeds.
21(c)                                      Inapplicable.**
22                                         Additional Information: Payment of Policy Proceeds-
                                             Delay to Challenge Coverage.
23                                         Inapplicable.**
24                                         Basic Questions You May Have; Additional
                                             Information.
25                                         Additional Information: AGL.
26                                         Inapplicable, because the Separate Account did not
                                             commence operations until 1998.
27                                         Additional Information: AGL.
28                                         Additional Information: AGL's Management.
29                                         Additional Information: AGL.
30, 31, 32, 33, 34                         Inapplicable, because the Separate Account did not
                                             commence operations until 1998.
35                                         Inapplicable.**
36                                         Inapplicable.**
37                                         None.
38, 39                                     Additional Information: Distribution of the Policies.
40                                         Inapplicable, because the Separate Account did not
                                             commence operations until 1998.
41(a)                                      Additional Information: Distribution of the Policies.
41(b), 41(c)                               Inapplicable.**
42, 43                                     Inapplicable, because the Separate Account did not
                                             commence operations or issue any securities until
                                             1998.
44(a)(1), 44(a)(2), 44(a)(3)               Basic Questions You May Have: How will the value
                                             of my investment in a Policy change over time?
44(a)(4)                                   Additional Information: Tax Effects--Our taxes.
44(a)(5), 44(a)(6)                         Basic Questions You May Have: What charges will
                                             AGL deduct from my investment in a Policy?
44(b)                                      Inapplicable.**
44(c)                                      Caption referenced in 13(d) above.


45                           Inapplicable, because the Separate Account did not
                               commence operations until 1998.
46(a)                        Captions referenced in 44(a) above.
46(b)                        Inapplicable.**
47, 48, 49                   None.
50                           Inapplicable.
51                           Inapplicable.
52(a), 52(c)                 Basic Questions You May Have: To what extent can
                               AGL vary the terms and conditions of the Policy in particular cases? Additional Information:
                             Additional Rights That We Have.
52(b), 52(d)                 None.
53(a)                        Additional Information: Tax Effects--Our taxes.
53(b), 54                    Inapplicable.
55                           Illustrations of Hypothetical Policy Benefits.
56-59                        Inapplicable.**


* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                          INCORPORATION BY REFERENCE

American General Life Insurance Company Separate Account VL-R incorporates by reference all of its initial filing on Form S-6 Registration Statement (File No. 333-53909), filed on May 29, 1998 with the Securities and Exchange Commission, with the exception of the cover page of the prospectus, which is amended by the filing of this Pre-Effective Amendment No. 1

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT A FINAL PROSPECTUS IS        +
+DELIVERED. THIS PRELIMINARY PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL + +OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                LEGACY ENHANCER

         FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY (THE "POLICY")

                                   ISSUED BY

                AMERICAN GENERAL LIFE INSURANCE COMPANY ("AGL")

                                  HOME OFFICE:

         (Express Delivery)                                  (US Mail)
        2727-A Allen Parkway                          Variable Universal Life
      Houston, Texas 77019-2191                           Administration
        PHONE: 1-888-325-9315                              P.O. Box 4880
          or 1-713-831-3443                          Houston, Texas 77210-4880
         FAX: 1-713-620-3857

Investment options. You may invest in the following variable investment options and change your selections from time to time:


  BT INSURANCE FUNDS TRUST  MORGAN STANLEY UNIVERSAL AMERICAN GENERAL SERIES
                             FUNDS, INC.              PORTFOLIO COMPANY
  . Equity 500 Index        . Equity Growth          . Money Market
  . EAFE Equity Index
----------------------------------------------------------------------------
  AIM VARIABLE INSURANCE                             ROYCE CAPITAL FUND
   FUNDS, INC.
  . AIM V.I. Value                                   . Royce Total Return


  SEPARATE PROSPECTUSES CONTAIN MORE INFORMATION ABOUT THE MUTUAL FUNDS ("FUNDS" OR "MUTUAL FUNDS") IN WHICH WE INVEST THE ACCUMULATION VALUE THAT YOU ALLOCATE TO ANY OF THE ABOVE-LISTED INVESTMENT OPTIONS. THE FORMAL NAME OF EACH
SUCH FUND IS SET FORTH IN THE CHART THAT APPEARS ON PAGE    . YOUR INVESTMENT
RESULTS IN ANY SUCH OPTION WILL DEPEND ON THOSE OF THE RELATED FUND. THEREFORE, YOU SHOULD BE SURE YOU ALSO READ THE PROSPECTUS OF THE MUTUAL FUND FOR ANY SUCH INVESTMENT OPTION YOU MAY BE INTERESTED IN. YOU CAN REQUEST FREE COPIES OF ANY OR ALL OF THE MUTUAL FUND PROSPECTUSES FROM YOUR AGL REPRESENTATIVE OR FROM US AT OUR HOME OFFICE LISTED ABOVE.

  Other choices you have. During the insured person's lifetime, you can (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose, within limits, when and how much you invest, and (4) choose whether the amount you have invested under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary.

  Charges and expenses. We deduct charges and expenses from the amounts you
invest. These are described beginning on page    .

  Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund any premiums paid adjusted to reflect investment experience. (In some states, we will return premiums paid as required by state law.) To exercise your right to return your Policy, you must mail it directly to the Home Office address shown on the first page of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the above-listed investment options as you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market division and allocated to the investment options at the same time as your initial premium.

  PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS CONTAINS INFORMATION THAT YOU SHOULD KNOW BEFORE INVESTING IN A POLICY. THE POLICIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL INVESTED.

THIS BOOKLET IS CALLED A "PROSPECTUS." ITS DATE IS              , 1998

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 11th day of June, 1998.

                              AMERICAN GENERAL LIFE INSURANCE
                              COMPANY SEPARATE ACCOUNT VL-R
                              (Registrant)

                              BY:   AMERICAN GENERAL LIFE
                                    INSURANCE COMPANY
                                    (On behalf of the Registrant and itself)



                                    BY:  ROBERT F. HERBERT, JR.
                                        ------------------------------
                                         Robert F. Herbert, Jr.
                                         Senior Vice President
[SEAL]

ATTEST:      PAULETTA P. COHN
            ------------------------
             Pauletta P. Cohn
             Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                            Title                       Date
---------                            -----                       ----

 RODNEY O. MARTIN, JR.*    Principal Executive Officer       June 11, 1998
------------------------
(Rodney O. Martin, Jr.)

 ROBERT F. HERBERT, JR.*   Principal Financial and           June 11, 1998
-------------------------  Accounting Officer
(Robert F. Herbert, Jr.)

Directors
---------


________________________                                           , 1998
(James S. D'Agostino, Jr.)



 DAVID A. FRAVEL*                                           June 11, 1998
------------------------
(David A. Fravel)



 ROBERT F. HERBERT, JR.                                     June 11, 1998
------------------------
(Robert F. Herbert, Jr.)



                                                                   , 1998
------------------------
(Royce G. Imhoff, II)



 JOHN V. LAGRASSE*                                          June 11, 1998
------------------------
(John V. LaGrasse)



 RODNEY O. MARTIN, JR.*                                     June 11, 1998
------------------------
(Rodney O. Martin, Jr.)



------------------------                                           , 1998
(Jon P. Newton)



 PHILIP K. POLKINGHORN*                                     June 11, 1998
------------------------
(Philip K. Polkinghorn)



*By:  ROBERT F. HERBERT, JR.                                June 11, 1998
   -----------------------------
     Robert F. Herbert, Jr.,
         Attorney-in-Fact